EXHIBIT 13.1


                    INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

     Quarterly Noteholders Report Related to the October 7, 2002 Distribtion



Aggregate principal amount of Notes as at the first day                         USD $1,000,000,000
after the Payment Date occurring during the collection
period:

Aggregate amount of interest payable on the Notes on the                        USD $4,696,415
Payment Date:

Aggregate of principal payments to be made in respect of                        USD $32,500,000
the Notes on the Payment Date:

Income for the collection period:                                               AUD $27,837,357

The Mortgage Principal Repayments for the collection
period:                                                                         AUD $72,862,508

Expenses of the trust for the collection period:                                AUD $24,267,492

Aggregate of all redraws on the housing loans made during                       AUD $14,618,780
the collection period:

Interest rates applicable for interest period ending on                         2.03700%
the day before the next quarterly Payment Date:

The scheduled and unscheduled payments of principal during                      Scheduled:   AUD $7,212,186
the collection period:                                                          Unscheduled: AUD $65,650,322

Aggregate of outstanding balances as at the last of day of                      AUD $1,849,925,975
the collection period:

Delinquency and loss statistics with respect to the                             Loss:
housing loans during the collection period                                      Nil
                                                                                Delinquency:
                                                                                0-29     1.32%
                                                                                30-59    0.16%
                                                                                60+      0.03%


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
                                                                   Exhibit 13.2


                    INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

     Quarterly Noteholders Report Related to the January 7, 2003 Distribtion



Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD $967,500,000
first  day after  the  Payment  Date  occurring  during  the collection period i.e. 8th October 2002:

Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $4,744,512.50
on the Payment Date being 7th January 2003:

Aggregate  of  principal  payments  to be made in respect to            A2 Notes:  USD $47,558,000
each class of notes on the  Payment  Date being 7th  January
2003:

Income for the collection period:                                       AUD $30,445,606.39

The Mortgage Principal Repayments for the collection period:            AUD $112,844,885.21

Expenses of the trust for the collection period:                        AUD $25,717,048.78

Aggregate  of all redraws on the  housing  loans made during            AUD $28,460,279.37
the collection period:

Interest  rates  (all in)  applicable  for  interest  period            A2 Notes:  1.57000%
ending 6th April 2003:

The scheduled and unscheduled  payments of principal  during            Scheduled:   AUD $3,464,430.48
the collection period:                                                  Unscheduled: AUD $109,380,454.73

Aggregate of outstanding balances of housing loans as at the            31 December 2002:  AUD $1,765,532,222.22
last of day of the collection period:

Delinquency  and loss statistics with respect to the housing            Loss:
loans as at the last day of the collection period                       Nil
                                                                        Delinquency:
                                                                        0-29     1.33%
                                                                        30-59    0.24%
                                                                        60+      0.16%

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

                                                                    Exhibit 13.3


                    INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

      Quarterly Noteholders Report Related to the April 7, 2003 Distribtion


Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD $919,942,000
first  day after  the  Payment  Date  occurring  during  the collection period i.e. 8th January 2003:

Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $3,610,772.35
on the Payment Date being 7th April 2003:

Aggregate  of  principal  payments  to be made in respect to            A2 Notes:  USD $56,528,200.00
each class of notes on the Payment Date being 7th April 2003:

Income for the collection period:                                       AUD $28,855,020.77

The Mortgage Principal Repayments for the collection period:            AUD $129,966,101

Expenses of the trust for the collection period:                        AUD $23,978,501.48

Aggregate  of all redraws on the  housing  loans made during            AUD $28,694,787
the collection period:

Interest  rates  (all in)  applicable  for  interest  period            A2 Notes: 1.458750%
ending 6th July 2003:

The scheduled and unscheduled  payments of principal  during            Scheduled:      AUD $3,485,326
the collection period:                                                  Unscheduled:    AUD $126,480,775

Aggregate of outstanding balances of housing loans as at the            31 March 2003:  AUD $1,665,151,544.80
last of day of the collection period:

Delinquency  and loss statistics with respect to the housing            Loss:
loans as at the last day of the collection period                       Nil
                                                                        Delinquency:
                                                                        0-29     1.42%
                                                                        30-59    0.34%
                                                                        60+      0.24%

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